UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Keryx Biopharmaceuticals, Inc.

(Name of Issuer)
Common Stock, $0.001 par value

(Title of Class of Securities)
492515101

(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)**

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Except as otherwise provided herein, beneficial ownership information contained herein is given as of the date listed above.

**Abrams CM LP, Abrams CM LLC (each as defined below) and Mr. Abrams (the foregoing, collectively, the "Eligible Institutions") are eligible to file Schedule 13G under Rule 13d-1(b). In addition to reporting beneficial ownership as of the date hereof of the Reporting Persons listed below, this Schedule 13G constitutes a report of beneficial ownership of the Eligible Institutions as of December 31, 2015.

CUSIP No. 492515101	SCHEDULE 13G	Page 2 of 7 Pages

1		NAME OF REPORTING PERSONS Abrams Capital, LLC Abrams Capital Management, LLC Abrams Capital Management, L.P. David Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Abrams Capital, LLC – Delaware Abrams Capital Management, LLC – Delaware Abrams Capital Management, L.P. – Delaware David Abrams – United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams – 0 shares
6
SHARED VOTING POWER

Abrams Capital, LLC – 5,205,194 shares (5,296,118 as of February 12, 2016)
Abrams Capital Management, LLC–5,500,000 shares (5,595,976 shares as of February 12, 2016)
Abrams Capital Management, L.P. – 5,500,000 shares (5,595,976 shares as of February 12, 2016)
David Abrams – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

Refer to Item 4 below.

	7	SOLE DISPOSITIVE POWER Abrams Capital, LLC – 0 shares Abrams Capital Management, LLC – 0 shares Abrams Capital Management, L.P. – 0 shares David Abrams– 0 shares
8
SHARED DISPOSITIVE POWER

Abrams Capital, LLC–5,205,194 shares (5,296,118 as of February 12, 2016)
Abrams Capital Management, LLC–5,500,000 shares (5,595,976 shares as of February 12, 2016)
Abrams Capital Management, L.P. – 5,500,000 shares (5,595,976 shares as of February 12, 2016)
David Abrams – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

Refer to Item 4 below.

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Abrams Capital, LLC –5,205,194 shares (5,296,118 as of February 12, 2016)
Abrams Capital Management, LLC–5,500,000 shares (5,595,976 shares as of February 12, 2016)
Abrams Capital Management, L.P. – 5,500,000 shares (5,595,976 shares as of February 12, 2016)
David Abrams – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

Refer to Item 4 below.

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Abrams Capital, LLC – 4.95% (5.03% as of February 12, 2016)
Abrams Capital Management, LLC – 5.23% (5.32% as of February 12, 2016)
Abrams Capital Management, L.P. – 5.23% (5.32% as of February 12, 2016)
David Abrams – 5.23% (5.32% as of February 12, 2016)

Refer to Item 4 below.

12
TYPE OF REPORTING PERSON (See Instructions)

Abrams Capital, LLC–  OO ( Limited Liability Company)
Abrams Capital Management, LLC – OO, HC ( Limited Liability Company)
Abrams Capital Management, L.P. – OO, IA(Limited Partnership)
David Abrams – IN, HC

CUSIP No. 492515101	SCHEDULE 13G	Page 3 of 7 Pages

Item 1.	(a) Name of Issuer

Keryx Biopharmaceuticals, Inc.

(b) Address of Issuer’s Principal Executive Offices

750 Lexington Avenue, New York, New York 10022

Item 2.	(a) Name of Person Filing

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

David Abrams

(b) Address of Principal Business Office, or, if none, Residence

Abrams Capital, LLC

Abrams Capital Management, LLC

Abrams Capital Management, L.P.

David Abrams

c/o Abrams Capital Management, L.P.

222 Berkeley Street, 21st Floor

Boston, MA 02116

(c) Citizenship

Abrams Capital, LLC - Delaware

Abrams Capital Management, LLC - Delaware

Abrams Capital Management, L.P. - Delaware

David Abrams - United States

(d) Title of Class of Securities

Common Stock, $.001 par value per share

(d) CUSIP No.:

492515101

CUSIP No. 492515101	SCHEDULE 13G	Page 4 of 7 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 492515101	SCHEDULE 13G	Page 5 of 7 Pages

Item 4. Ownership**

 The percentages reported herein are calculated based upon the statement in the Issuer's Quarterly Report on Form 10-Q, as filed with the SEC on October 29, 2015, that there were 105,192,587 outstanding shares of Common Stock of the Issuer as of October 23, 2015.

(a) Amount beneficially owned

Abrams Capital, LLC –5,205,194 shares (5,296,118 as of February 12, 2016)

Abrams Capital Management, LLC –5,500,000 shares (5,595,976 shares as of February 12, 2016)

Abrams Capital Management, L.P. – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

David Abrams – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

(b) Percent of class

Abrams Capital, LLC – 4.95% (5.03% as of February 12, 2016)

Abrams Capital Management, LLC – 5.23% (5.32% as of February 12, 2016)

Abrams Capital Management, L.P. – 5.23% (5.32% as of February 12, 2016)

David Abrams – 5.23% (5.32% as of February 12, 2016)

(c) Number of shares as to which the person has voting and dispositive power:

(i) Sole power to vote or to direct the vote

Abrams Capital, LLC – 0 shares

Abrams Capital Management, LLC – 0 shares

Abrams Capital Management, L.P. – 0 shares

David Abrams – 0 shares

(ii) Shared power to vote or to direct the vote

Abrams Capital, LLC –5,205,194 shares (5,296,118 as of February 12, 2016)

Abrams Capital Management, LLC – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

Abrams Capital Management, L.P. – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

David Abrams – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

(iii) Sole power to dispose or to direct the disposition of

Abrams Capital, LLC – 0 shares

Abrams Capital Management, LLC –0 shares

Abrams Capital Management, L.P. – 0 shares

David Abrams – 0 shares

(iv) Shared power to dispose or to direct the disposition of

Abrams Capital, LLC –5,205,194 shares (5,296,118 as of February 12, 2016)

Abrams Capital Management, LLC – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

Abrams Capital Management, L.P. – 5,500,000 shares (5,595,976 shares as of February 12, 2016)

David Abrams– 5,500,000 shares (5,595,976 shares as of February 12, 2016)

** Shares reported herein for Abrams Capital, LLC ("Abrams Capital") represent shares beneficially owned by private investment funds for which Abrams Capital serves as general partner. Shares reported herein for Abrams Capital Management, L.P. ("Abrams CM LP") and Abrams Capital Management, LLC ("Abrams CM LLC") represent the above-referenced shares beneficially owned by Abrams Capital and shares beneficially owned by another private investment fund for which Abrams CM LP serves as investment manager. Abrams CM LLC is the general partner of Abrams CM LP. Shares reported herein for Mr. Abrams represent the above referenced shares reported for Abrams Capital and Abrams CM LLC. Mr. Abrams is the managing member of Abrams Capital and Abrams CM LLC. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits                   Exhibit

99.1                        Joint Filing Agreement by and among the Reporting Persons.

CUSIP No. 492515101	SCHEDULE 13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC
Its General Partner

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

David Abrams

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Individually

CUSIP No. 492515101	SCHEDULE 13G	Page 7 of 7 Pages

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of February 12, 2016, is by and among Abrams Capital, LLC, Abrams Capital Management, LLC, Abrams Capital Management, L.P., and David Abrams (collectively, the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G and/or 13D with respect to shares of Common Stock, $.001 par value per share, of Keryx Biopharmaceuticals, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice (or such lesser period of notice as the Filers may mutually agree) to the other party. Executed and delivered as of the date first above written.

Date: February 12, 2016

ABRAMS CAPITAL, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, LLC

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

ABRAMS CAPITAL MANAGEMENT, L.P.
By: Abrams Capital Management, LLC
Its General Partner

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Managing Member

David Abrams

By:	/s/ David Abrams
	Name:	David Abrams
	Title:	Individually